Robert A.  Forrester
Attorney at Law
1755 North Collins Blvd.,
Suite 360
Richardson, TX 75080
(972) 437-9898
Fax (972) 480-8406
raforrester@sbcglobal.net

June 12, 2013

Michael McTiernan
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Medical Hospitality Group, Inc. File No. 333-174533 Form S-11

Dear Mr. McTiernan:

On behalf of Medical Hospitality Group, Inc. (the “Company”), I am filing contemporaneously Amendment No. 12 to the Company’s Registration Statement on Form S-11 relating to the sale of certain securities of the Company. The amendment responds to the staff’s letter of June 10, 2013.

Below are copies of the staff’s comments set forth in its letter with our response.

Use of Proceeds, page 32

1. You disclose that offering and organization costs will be $7,040,000 in the first paragraph. This amount is inconsistent with the amount of $6,950,000 disclosed elsewhere in your filing. Please revise or advise.

Complied with.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2. Please have your auditors revise their opinion to include their signature. This comment also applies to their review report on page Q-2.

Complied with.

3. Please have your auditors revise their opinion to replace the reference to the year ended December 31, 2011 with the period from January 18, 2011 (inception) through December 31, 2011.

Complied with.

Michael McTiernan
United States Securities and Exchange Commission
June 12, 2013

Exhibit 23.3

4. Please have your auditors revise their consent to reference the period from January 18, 2011 (inception) through December 31, 2011.

Complied with.

Please do not hesitate to contact me if I can aid the staff’s review in any manner.

Very truly yours,

/s Robert A. Forrester

Robert A. Forrester